Exhibit 99.113

2707031 ONTARIO INC.

Suite 400, 305 Milner Avenue, Toronto, Ontario M1B 3V4

For Immediate Release

SUBSIDIARY OF ALIMENTATION COUCHE-TARD INC.

EXERCISES WARRANTS OF FIRE & FLOWER HOLDINGS CORP.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES AND NOT FOR DISSEMINATION IN THE UNITED STATES

TORONTO, December 21, 2020 – 2707031 Ontario Inc. (“2707”), an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., announces that it has acquired ownership and control over 10,505,779 common shares (“Fire & Flower Shares”) of Fire & Flower Holdings Corp. (“Fire & Flower”) upon the exercise of 10,505,779 series A common share purchase warrants of Fire & Flower (the “Series A Warrants”), representing approximately 4.73% of the issued and outstanding Fire & Flower Shares.

Immediately prior to the exercise of 10,505,779 Series A Warrants and the acquisition of the 10,505,779 Fire & Flower Shares, 2707 held (i) 17,208,062 Fire & Flower Shares (representing approximately 8.13% of the issued and outstanding Fire & Flower Shares); (ii) $25,989,985.42 principal amount of 8% unsecured convertible debentures of Fire & Flower (“2019 Debentures”); (iii) $2,475,000 principal amount of 8% secured convertible debentures of Fire & Flower (“2020 Debentures” and, together with the 2019 Debentures, the “Debentures”); (iv) 21,011,558 Series A Warrants; (v) 67,175,541 series B common share purchase warrants of Fire & Flower (the “Series B Warrants”); and (vi) 133,390,789 series C common share purchase warrants of Fire & Flower (the “Series C Warrants” and, together with the Series A Warrants and the Series B Warrants, the “Warrants”). In the event the principal amount of the Debentures is converted in full and all of the 221,577,888 Warrants are fully exercised, 2707 would have ownership and control over an aggregate of 272,613,712 Fire & Flower Shares (including the 17,208,062 Fire & Flower Shares referred to above). These combined holdings would represent approximately 58.36% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the Debentures and the full exercise of the 221,577,888 Warrants held by 2707 only (approximately 49.28% on a fully diluted basis).

Immediately after the exercise of 10,505,779 Series A Warrants and the acquisition of the 10,505,779 Fire & Flower Shares, 2707 has ownership and control over (i) 27,713,841 Fire & Flower Shares (representing approximately 12.47% of the issued and outstanding Fire & Flower Shares); (ii) $25,989,985.42 principal amount of 2019 Debentures; (iii) $2,475,000 principal amount of 2020 Debentures; and (iv) the right to acquire up to 211,072,109 Fire & Flower Shares through 211,072,109 Warrants. In the event the principal amount of the Debentures is converted in full and all of the 211,072,109 Warrants are fully exercised, 2707 would have ownership and control over an aggregate of 272,613,712 Fire & Flower Shares (including the 27,713,841 Fire & Flower Shares referred to above). These combined holdings would represent approximately 58.36% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the principal amount of the Debentures and the full exercise of the Warrants held by 2707 only (approximately 49.28% on a fully diluted basis).

2707 acquired the 10,505,779 Fire & Flower Shares for investment purposes only and not with a view to materially affecting control of Fire & Flower. Depending upon market conditions and other factors, 2707 may, from time to time, acquire or dispose of additional securities of Fire & Flower, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of Fire & Flower.

The head office address of Fire & Flower is 308 – 150 King Street West, Toronto, Ontario M5H 1J9.

For further information or to obtain a copy of the Early Warning Report filed by 2707, please contact Jean Marc Ayas, Manager, Investor Relations at Alimentation Couche-Tard Inc., at (450) 662-6632, ext. 4619 (investor.relations@couche-tard.com).